Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund August 2015 Update
September 18, 2015
Supplement dated September 18, 2015 to Prospectus dated April 24, 2015
Class	August ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-6.2%	-10.8%	$13.2M	$1,112.30
B	-6.2%	-11.2%	$132.5M	$922.27
Legacy 1	-6.0%	-9.5%	$2.1M	$846.00
Legacy 2	-6.0%	-9.7%	$0.7M	$831.18
Global 1	-6.0%	-9.5%	$20.7M	$826.73
Global 2	-6.0%	-9.6%	$4.9M	$812.50
Global 3	-6.2%	-10.6%	$65.1M	$726.26
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar declined after the Federal Reserve indicated there was uncertainty on when to raise interest rates and signaled that a stronger dollar could hinder U.S. inflation and growth.  The euro strengthened after Greece received its third bailout and the Consumer Confidence Index for the Eurozone improved unexpectedly.  The Japanese yen finished higher due to increased demand for safe-haven assets amidst volatility in the global equity markets.  The New Zealand dollar and the Australian dollar declined amidst concerns about the health of China, a key trading partner of both nations.

Energy: Gasoline blendstock prices declined over 10% after the U.S. Energy Information Administration reported inventories rose unexpectedly.  Crude oil markets rose after Venezuela requested an emergency OPEC meeting to discuss a reduction in global production in response to recent weak oil prices.

Equities:  Global equity markets finished a volatile month lower on speculation weak growth in China could be a harbinger for a global economic slowdown.  Hong Kong’s Hang Seng Index was down over 12% on concerns regarding economic growth in the region.

Fixed Income: Fixed-income markets in the U.S., U.K., and Japan finished the month higher after volatility in both global stock and commodity markets drove investors toward safer assets.  German Bund markets finished lower, pressured as monetary easing by the People’s Bank of China fostered optimism and reduced demand for safe-haven assets near month end.

Grains/Foods:  Corn, wheat, and soybean markets fell because favorable weather buoyed supply forecasts and because of uncertainty surrounding China’s economy.  Lean hog prices fell over 13% due to decline in demand.  Sugar moved lower due to abundant supplies, and coffee prices decreased because of weakness in the Brazilian real.

Metals:  Gold and platinum prices rose as demand for safe haven assets increased amidst steep losses in global equity markets and on uncertainty surrounding the Federal Reserve's commitment to raising U.S. interest rates.  Base metals markets fell as investors worried a weak Chinese economy will lead to a slump in demand for industrial metals.

Additional Information: For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended August 31, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$1,459,379	-$1,247,867
Change In Unrealized Income (Loss)	-13,150,432	-13,415,200
Brokerage Commission	-102,217	-926,417
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-199,901	-1,868,370
Change in Accrued Commission	-494	-15,258
Net Trading Income (Loss)	-14,912,423	-17,473,112

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$91,819	$687,690
Interest, Other	12,899	202,308
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-14,807,705	-16,583,114

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	2,556,404
Operating Expenses	50,749	468,900
Organization and Offering Expenses	58,649	542,591
Brokerage Expenses	1,023,081	9,620,809
Dividend Expenses	0	0
Total Expenses	1,132,479	13,188,704

Net Income (Loss)	-$15,940,184	-$29,771,818

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$258,103,812	$298,529,189
Additions	100,000	1,718,934
Net Income (Loss)	-15,940,184	-29,771,818
Redemptions	-3,130,485	-31,343,162
Balance at August 31, 2015	$239,133,143	$239,133,143

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,112.298	11,888.42612	$13,223,467	-6.15%	-10.84%
B	$922.267	143,668.43267	$132,500,725	-6.20%	-11.22%
Legacy 1	$846.003	2,436.44973	$2,061,243	-5.97%	-9.53%
Legacy 2	$831.179	818.87643	$680,633	-5.99%	-9.68%
Global 1	$826.729	25,047.52251	$20,707,522	-6.03%	-9.47%
Global 2	$812.502	6,023.53647	$4,894,133	-6.05%	-9.59%
Global 3	$726.263	89,589.30164	$65,065,421	-6.18%	-10.61%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership